

March 26, 2015

<u>Via E-mail</u>
Mr. David I. Rosenthal
Chief Financial Officer
UQM Technologies, Inc.
4120 Specialty Place
Longmont, Colorado 80504

RE: **UQM Technologies, Inc.**
Form 10-K for Fiscal Year Ended March 31, 2014
File No. 001-10869

Dear Mr. Rosenthal:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 31, 2014

Notes to Consolidated Financial Statements

(1) Summary of Significant Accounting Policies

(f) Inventories, page 35

1. We note throughout your filing that you are currently developing the next generation of PowerPhase Pro products and that the markets you operate in are

highly competitive and are characterized by rapid changes due to technological advances that can render existing technologies and products obsolete. At March 31, 2014, you had $7.9 million of PowerPhase Pro inventory that was originally purchased or manufactured for CODA, who went bankrupt May 1, 2013. As of December 31, 2014, this inventory has been reduced by approximately 1% to $7.8 million since the fiscal year ended March 31, 2014. In light of the foregoing, please tell us how you determined that the remaining CODA PowerPhase Pro inventory is not impaired and how you have evaluated this inventory for obsolescence.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dennis Hult, at (202) 551-3618 or Lynn Dicker, Senior Accountant, at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3643.

Sincerely,

/s/ Lynn Dicker for

Kevin L. Vaughn
Accounting Branch Chief